

September 2, 2011

<u>Via E-mail</u>
Richard B. Yates
Chief Legal Officer
Manning & Napier, Inc.
290 Woodcliff Drive
Fairport, NY 14450

> **Re: Manning & Napier, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed August 18, 2011**
> **File No. 333-175309**

Dear Mr. Yates:

We have reviewed your registration statement and have the following comments.

<u>General</u>

1. We have referred your response to comment one in our letter date July 28, 2011, to the Division of Investment Management. Please note that additional comments may be forthcoming.

2. In locations as appropriate, please describe the material terms of your agreements with Manning & Napier Group, LLC and M&N Group Holdings, LLC pursuant to which you will acquire from each Class A units of Manning & Napier Group, LLC and indicate when these agreements will be executed. In addition, please file such agreements as material contracts exhibits. Refer to Item 601(b)(10) of Regulation S-K.

3. Please continue to monitor your requirement to provide updated financial information. Refer to Rule 3-12 of Regulation S-X.

4. Please provide a currently dated, signed auditor's consent with your next amendment.

Prospectus Summary, page 1

Structure and Reorganization, page 6

Reorganization Transactions, page 7

5. We note your response to comment 15 in our letter dated July 28, 2011. Please disclose
    that the additional Class B units in M&N Group Holdings will be granted pursuant to the
    Amended and Restated Limited Liability Company Agreement of M&N Group Holdings.
    Please also file the LLC agreement as an exhibit. Refer to Item 601(b)(10)(ii)(A) of
    Regulation S-K.

The Offering, page 10

Use of proceeds, page 10

6. Please disclose here and elsewhere in your prospectus where you indicate your intentions
    to use a portion of the net proceeds from your proposed offering to purchase Class A
    units from M&N Group Holdings, that William Manning and your current employees,
    including your executive officers, own 100% of M&N Group Holdings. We note your
    disclosure to this effect on page 27.

Summary Selected Historical and Pro Forma Combined Consolidated Financial Data, page 12

7. We note your response to comment 18 in our letter dated July 28, 2011, but we are
    unable to locate revisions on page 15 that indicate your intent to provide reconciliations
    of economic income per share and economic net income per share. Please modify your
    document accordingly.

Our Structure and Reorganization, page 37

Structure Prior to the Reorganization Transactions, page 37

8. We note your response to comment 22 in our letter dated July 28, 2011. Please
    accompany the diagram depicting your structure after the reorganization and proposed
    offering with a brief narrative of how and when Mr. Manning will receive his shares of
    Class B common stock and indicate the point at which you will begin holding interests in
    Manning & Napier Group, LLC.

Manning & Napier Group, LLC, page 40

9. We note your response to comment 40 in our letter dated July 28, 2011. Please clarify your reason for using Class B units of Manning & Napier Group, LLC, rather than Class A units of Manning & Napier Group, LLC or shares of your Class A common stock or Class B common stock, as incentive compensation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

Critical Accounting Policies and Estimates, Revenue Recognition, page 70

10. We note your response to comment 29 in our letter dated July 28, 2011. Please also provide fair value level disclosures as of December 31, 2010. In addition, if the fair value level disclosures as of each balance sheet date are not representative of the fair value levels during the periods, please address that fact.

Six Months Ended June 30, 2011 Compared to Six Months Ended June 30, 2010, page 71

11. Please more fully explain why interest expense on the shares subject to redemption decreased in the current interim period.

Liquidity and Capital Resources, page 75

12. We note your response to comment 30 in our letter dated July 28, 2011. It is unclear to us why you believe disclosure, including pro forma disclosure, of your planned distribution of "retained profits" is unwarranted. Please further explain why you believe the planned distribution is not a material adjustment to your equity and material information for investors in general. In addition, it is unclear to us what you mean by the term "retained profits," as this does not appear to be a metric you otherwise use in your document. Please clarify and disclose what "retained profits" represent.

Certain Relationships and Related Party Transactions, page 121

13. We note your response to comment 40 in our letter dated July 28, 2011. As previously requested, please describe the terms of your arrangement with Mr. Manning pursuant to which you will no longer be obligated upon his death to redeem his interests and pay a formula-driven amount to his estate.

14. Under this heading, please disclose your intentions to purchase Class A units from M&N Group Holdings using a portion of the net proceeds from your proposed offering. In doing so, please indicate that William Manning and your current employees, including your executive officers, own 100% of M&N Group Holdings, and disclose the amounts that Mr. Manning and your executive officers can expect to receive as a result of M&N Group Holdings' intentions to distribute to its members the proceeds from its sale of Class A units. In addition, please describe the terms of any agreement that you have entered or plan to enter into with M&N Group Holdings or its members pursuant to which you will purchase Class A units.

Item 16. Exhibits and Financial Statement Schedules, page II-2

15. We note your response to comment 50 in our letter dated July 28, 2011. Please provide us with a more detailed analysis, which should include specific reference to Item 601(b)(10) of Regulation, supporting your conclusion that the amended and restated shareholders agreements once referenced on page 7 are not material.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Irwin A. Kishner, Esq.
     Herrick, Feinstein LLP (via E-mail)